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                          September 27, 2021

       Jeffrey A. Meckler
       Chief Executive Officer
       Indaptus Therapeutics, Inc.
       3 Columbus Circle
       15th Floor
       New York, NY 10019

                                                        Re: Indaptus
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed September 24,
2021
                                                            File No. 333-259771

       Dear Mr. Meckler:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Gary Emmanuel, Esq.